towngas
The Hong Kong and China Gas Company Limited

25 May 2007

Our ref : CS/L/07-07

Securities & Exchange Commission
Office of the International Corporate Finance
Room 3094 Stop 3-6
450 Fifth Street, NW
Washington DC 20549
U.S.A.

BY REGISTERED MAIL

Dear Sirs

File No. 82-1543
The Hong Kong and China Gas Company Limited

We have pleasure in submitting to you a copy of the newspaper advertisement on 22 May 2007 in respect of the poll results of the Company's Annual General Meeting of 21 May 2007 for filing pursuant to Rule 12g3-2(b) of Securities Act of 1934.

Thank you for your attention.

Yours faithfully

Chan Wai Keung
Head – Company Secretarial Department

WKC/pl

Encl.

dlw 6/5

Company Secretarial Department 23rd floor, 363 Java Road, North Point, H.K. Tel: 2963 3281 Fax: 2562 6682 E-mail: wk.chan@towngas.com

SOUTH CHINA MORNING POST MAY 22, 2007

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

ANNUAL GENERAL MEETING – 21ST MAY 2007
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 21st May 2007 (the "AGM") as follows:

ORDINARY RESOLUTIONS		NO. OF VOTES (%)	
		FOR	AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon	3,153,392,235 (99.978493%)	678,338 (0.021507%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	3,212,362,897 (99.991585%)	270,338 (0.008415%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Mr. Colin Lam Ko Yin as Director	3,184,907,917 (99.169728%)	26,664,774 (0.830272%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Mr. Lee Ka Kit as Director	3,189,388,136 (99.314539%)	22,012,888 (0.685461%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(III).	To re-elect Mr. Lee Ka Shing as Director	3,189,367,471 (99.314597%)	22,010,888 (0.685403%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(IV).	To re-elect Mr. Alfred Chan Wing Kin as Director	3,208,316,932 (99.906484%)	3,003,090 (0.093516%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	3,211,500,493 (99.978351%)	695,419 (0.021649%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(I).	To approve the issue of Bonus Shares	3,207,676,120 (99.991774%)	263,895 (0.008226%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares	3,189,270,979 (99.434316%)	18,143,843 (0.565684%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares	2,566,018,704 (80.006248%)	641,254,206 (19.993752%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(IV).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(II)	2,736,108,737 (85.267895%)	472,729,422 (14.732105%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 21st May 2007

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 5,508,759,988 shares. None of these 5,508,759,988 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.
2. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as the scrutineer for the AGM.
3. No party has stated its intention in the shareholders' circular of the Company dated 25th April 2007 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors: Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing

Independent Non-executive Directors: Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po

Executive Directors: Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

THE HONG KONG AND CHINA GAS COMPANY LIMITED

(Incorporated in Hong Kong under the Companies Ordinance)
(Stock Code: 0003)

ANNUAL GENERAL MEETING – 21ST MAY 2007
POLL RESULTS

The Hong Kong and China Gas Company Limited (the "Company") is pleased to announce the poll results in respect of the resolutions proposed at the Annual General Meeting of the Company held on 21st May 2007 (the "AGM") as follows:

ORDINARY RESOLUTIONS		NO. OF VOTES (%) FOR	NO. OF VOTES (%) AGAINST
1.	To receive and consider the statement of accounts for the financial year ended 31st December 2006 and the reports of the Directors and Auditors thereon	3,153,392,235 (99.978493%)	678,338 (0.021507%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
2.	To declare a final dividend	3,212,362,897 (99.991585%)	270,338 (0.008415%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(I).	To re-elect Mr. Colin Lam Ko Yin as Director	3,184,907,917 (99.169728%)	26,664,774 (0.830272%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(II).	To re-elect Mr. Lee Ka Kit as Director	3,189,388,136 (99.314539%)	22,012,888 (0.685461%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(III).	To re-elect Mr. Lee Ka Shing as Director	3,189,367,471 (99.314597%)	22,010,888 (0.685403%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
3(IV).	To re-elect Mr. Alfred Chan Wing Kin as Director	3,208,316,932 (99.906484%)	3,003,090 (0.093516%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
4.	To re-appoint PricewaterhouseCoopers as Auditors and to authorise the Directors to fix their remuneration	3,211,500,493 (99.978351%)	695,419 (0.021649%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(I).	To approve the issue of Bonus Shares	3,207,676,120 (99.991774%)	263,895 (0.008226%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(II).	To approve the renewal of the general mandate to the Directors for repurchase of Shares	3,189,270,979 (99.434316%)	18,143,843 (0.565684%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(III).	To approve the renewal of the general mandate to the Directors for the issue of additional Shares	2,566,018,704 (80.006248%)	641,254,206 (19.993752%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		
5(IV).	To authorise the Board of Directors to allot, issue or otherwise deal with additional Shares equal to the number of Shares repurchased under Resolution 5(II)	2,736,108,737 (85.267895%)	472,729,422 (14.732105%)
	As more than 50% of the votes were cast in favour of the resolution, the resolution was carried.		

By Order of the Board
RONALD T.H. CHAN
Executive Director and Company Secretary

Hong Kong, 21st May 2007

Notes:

1. The total number of shares entitling the holder to attend and vote for or against the resolutions at the AGM was 5,508,759,988 shares. None of these 5,508,759,988 shares were the shares entitling the holder to attend and vote only against the resolutions at the AGM.

2. Computershare Hong Kong Investor Services Limited, the Company's share registrar, was appointed as the scrutineer for the AGM.

3. No party has stated its intention in the shareholders' circular of the Company dated 25th April 2007 that it would vote against any resolution or that it would abstain from voting at the AGM.

As at the date of this announcement, the board of directors of the Company comprises:

Non-executive Directors:	Dr. Lee Shau Kee (Chairman), Mr. Colin Lam Ko Yin, Mr. Lee Ka Kit and Mr. Lee Ka Shing
Independent Non-executive Directors:	Mr. Liu Lit Man, Mr. Leung Hay Man and Dr. The Hon. David Li Kwok Po
Executive Directors:	Mr. Ronald Chan Tat Hung, Mr. Alfred Chan Wing Kin and Mr. James Kwan Yuk Choi

Towngas
The Hong Kong and China Gas Company Limited

"Please also refer to the published version of this announcement in South China Morning Post."

END